SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of February, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                        LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

February 29, 2000                                       CDNX, Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF


  LEADER BUYS SIMILCO AND INVERMAY PROPERTIES FROM IMPERIAL METALS CORPORATION

LEADER MINING INTERNATIONAL INC (LMN.V) AND IMPERIAL METALS CORPORATION (IPM.TSE) have signed a Letter Agreement whereby Leader can purchase all of the issued and outstanding shares of SIMILCO MINES LTD. (a wholly owned subsidiary of Imperial Metals) and the INVERMAY PROPERTY subject to favorable due diligence; approval of regulatory authorities; and approval of Leader's board of directors. The closing shall take place no later than May 15, 2000.

Similco Mines Ltd. is a debt free company and owns the following assets:

     1. 100% interest in an open pit copper - gold mine (Similco Mine), located 14 Km south of Princeton, B.C. or 250 Km east of Vancouver, directly accessible via paved highway.

     2. Fully permitted 27,000 ton/day mill and infrastructure. Operations ceased in Nov. 1996 due to copper price uncertainty, and is currently on a care and maintenance basis.

To date Similco has produced 1.74 billion pounds of Copper, 9.1 million ounces of Silver and 730,000 ounces of Gold. Current open-pit resources are at 142,407,000 tons grading 0.397 % Cu (1.13 billion pounds of Copper). Majority of these resources can be classified into reserves upon a production decision.

Similco Mines acquisition provides an excellent growth opportunity to Leader Mining by offering a short-term production scenario and excellent exploration potential within a large copper - gold - silver mineralization system in one of the prime copper mining camps in B.C.

The initial objectives are to:

     * Position the re-start of operations to coincide with projected up swing in Copper demand in late 2000 and 2001.

     * Re-engineer operations, and apply larger more efficient mining and milling technologies, to re-start open pit mining to produce in the order of 80 million pounds of Copper per year.

     *    Define  new  resources,   which  may  be  exploited  by  open-pit  and
          underground mining to augment the existing open pit mine production. The potential to discover additional mineable resources is excellent.

Several Copper mining operators have expressed interest in developing the Similco Project.

The EXPLORATION POTENTIAL for additional open pit and underground resources is high, in view of certain deep intercepts, such as:

     * Below the bottom of the Pit # 3 expansion, an intercept of 100 feet @ 3.38% Cu.

     *    Below the Ingerbelle Pit, a intercept returned 156 feet @ 1.25% Cu.

and near surface intercepts such as:

     * Alabama/Oronaco area western most step-out drill hole returned 260 feet @ 0.42 % Cu., and drill hole 96A-37 returned 125 feet @ 0.55% Cu and 0.239 g/t Au.

In addition, the 2880 hectare Invermay Property (formerly called Giant Copper Property) which is located 50 Km west of the Similco Mine, contains an open pit resource of 41.2 million tonnes grading 0.47% copper, 0.38 gpt gold, and 11.2 gpt silver. Leader believes the property offers potential for delineating a higher-grade resources which can be processed at the Similco concentrator.

In addition, numerous known copper prospects over 75 Sq. Km around the Similco Mine will be systematically explored to discovering new copper deposits in the area.

Consideration for the purchase of Similco Mines Ltd. and Invermay Property is:

     1.   Payment of Can. $3 million over 18 months

     2.   1% NSR to Imperial Metals

     3. Warrants to Imperial Metals to Purchase 1 million common shares of Leader Mining @ Can. $1.00/ share for 24 months.


--------------------------------------------------------------------------------
The CDNX has neither approved nor disapproved of the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
       STAN KAMINSKY AT: DUPONT SECURITIES GROUP, INC., USA (212)422-0416

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President